Exhibit 21.1

STREAMLINE HEALTH SOLUTIONS, INC.

SUBSIDIARIES OF STREAMLINE HEALTH SOLUTIONS, INC.

Name	Jurisdiction of Incorporation	% Owned
Streamline Health, LLC	Delaware	100%
Avelead Consulting, LLC	Delaware	100%
Streamline Consulting Solutions, LLC	Delaware	100%
Streamline Pay & Benefits, LLC	Delaware	100%